Filed by Yellow Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Corporation

Commission File No.: 333-108081

Subject Company: Roadway Corporation

Commission File No.: 000-32821

FORWARD-LOOKING STATEMENTS

Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow’s and Roadway’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2002 and the “Risk Factors” outlined in Yellow’s Current Report on Form 8-K filed on August 4, 2003 and its Registration Statement on Form S-4, as amended, filed on October 17, 2003. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

ADDITIONAL INFORMATION

On October 17, 2003, Yellow filed a joint proxy statement/prospectus and Yellow and Roadway will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger. Information about the directors and executive officers of Roadway, their ownership of Roadway stock and their interests in the proposed merger transaction is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release of Yellow Corporation dated November 19, 2003; and

•	Certain information provided by Yellow Corporation pursuant to Regulation FD.

Press Release of Yellow Corporation dated November 19, 2003

[LETTERHEAD OF YELLOW CORPORATION]

NEWS RELEASE

November 19, 2003

For Immediate Release

YELLOW TO ISSUE $130 MILLION CONTINGENT CONVERTIBLE SENIOR NOTES

➢Notes mature in 2023 and are convertible to Yellow stock upon the occurrence of certain events

➢Proceeds used to finance pending Roadway acquisition

OVERLAND PARK, KAN.—Yellow Corporation (NASDAQ: YELL) (Yellow) announced today that it is seeking to raise, subject to market and other conditions, approximately $130 million through a private offering of contingent convertible senior notes (the “notes”). An additional $20 million may be raised if the initial purchasers exercise their right to acquire additional notes in connection with the offering.

The notes will be convertible into shares of Yellow common stock upon the occurrence of certain events and will mature in 2023. Yellow expects to use the net proceeds from the offering as part of the financing for the pending acquisition of Roadway Corporation (NASDAQ: ROAD) and, if such acquisition is not completed, for general corporate purposes.

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities. The notes and our common stock issuable upon conversion of the notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Unless they are registered, the notes and our common stock issuable upon their conversion may be offered or sold only in transactions that are exempt from registration under the Securities Act and other applicable securities laws. Accordingly, Yellow is offering the notes only to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

Yellow Corporation, a Fortune 500 company, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

Roadway Corporation, a Fortune 500 company included in the Dow Jones Transportation Average, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services. Its principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two to five day regional and long-haul markets. Roadway Next Day Corporation is focused on business opportunities in the shorter-haul regional and next day markets. Headquartered in Akron, Ohio, Roadway Corporation employs approximately 27,000 people.

Analyst Contact:	Stephen Bruffett
Yellow Corporation
913-696-6108
steve.bruffett@yellowcorp.com

Media Contact:	Suzanne Dawson
Linden Alschuler & Kaplan
212-329-1420
sdawson@lakpr.com

Certain information provided by Yellow Corporation pursuant to Regulation FD

As used in this document, references to “Yellow”, the “company”, “we”, “our” and “us” refer to Yellow Corporation and its subsidiaries, unless the context otherwise requires. The term “Roadway” refers to Roadway Corporation and its subsidiaries, unless the context otherwise requires. The term “proposed offering” refers to the proposed offering of $130 million of Yellow’s contingent convertible senior notes due 2023. The term “merger” refers to the merger of Roadway Corporation with and into Yankee LLC, a newly formed Delaware limited liability company and a wholly owned subsidiary of Yellow, pursuant to the Agreement and Plan of Merger dated as of July 8, 2003, among Yellow, Yankee LLC and Roadway.

The information in this document does not take into account the possible exercise by the initial purchasers of their right to acquire an additional $20 million principal amount of notes.

Proposed Financings

We expect that approximately $490 million will be required to finance the cash portion of the merger consideration. Yellow has commitment letters from certain affiliates of the initial purchasers that provide, subject to the satisfaction of certain conditions and completion of definitive documentation, for financing in an amount necessary to finance the cash portion of the merger consideration, to refinance certain existing indebtedness of Yellow and Roadway and to pay related costs. We have agreed to use our commercially reasonable efforts to obtain the financing contemplated by these commitment letters or financing from other sources reasonably acceptable to us to consummate the merger. The proposed senior secured bank financing is expected to consist of a term loan facility, a pre-funded letter of credit facility and a revolving loan facility. Certain amounts under the commitment letters were reduced by the amount of gross proceeds Yellow received from its recent offering of $250.0 million in aggregate principal amount of 5.0% contingent convertible senior notes due 2023 and will be further reduced by the amount of gross proceeds Yellow receives from the proposed offering. If the merger occurs, it is contemplated that at the effective time of the merger the cash portion of the merger consideration and the combined company’s (“Yellow Roadway”) capital and liquidity needs (including refinancing of certain existing indebtedness of Yellow and Roadway) will be financed with a combination of proceeds from the proposed offering, proceeds from our recent offering of 5.0% contingent convertible senior notes due 2023, senior secured bank financing, borrowings under our asset backed securitization (“ABS”) facility and cash on hand.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL DATA

The following unaudited condensed combined pro forma financial statements and explanatory notes have been prepared to give effect to our proposed acquisition of Roadway, the proceeds of the proposed offering, our recent offering of 5.0% contingent convertible senior notes due 2023 and the consummation of the currently contemplated bank financing related to the Roadway acquisition. At the time of the closing of the acquisition of Roadway, Roadway will be merged with and into a wholly owned acquisition subsidiary of Yellow. The transaction is being accounted for as a purchase business combination.

In general, upon the closing of the acquisition, each share of Roadway stock (except those shares owned directly or indirectly by Roadway or Yellow and those shares held by dissenting stockholders) will be converted into 1.924 shares of Yellow common stock. However, a Roadway stockholder may elect to receive $48 in cash in lieu of Yellow stock for each share of the stockholder’s Roadway stock. Notwithstanding the individual elections of the Roadway stockholders, no more than 50% of the Roadway shares may be converted into cash and certain adjustments will be made so that the aggregate consideration in the acquisition will consist of approximately 50% cash and 50% Yellow common stock.

The exchange ratio of 1.924 shares will be subject to further adjustment based upon the 20-trading-day average of the per share closing price of Yellow common stock as of the date five trading days before closing of the acquisition. If the average price is less than $21.21, the exchange ratio shall be the quotient of $40.81 and the average price, or if the average price is greater than $28.69, then the exchange ratio shall be the quotient of $55.20 and the average price. If the average price of Yellow common stock is less than $16.63, Yellow may elect not to consummate the acquisition.

An unaudited condensed combined pro forma balance sheet as of September 30, 2003 and unaudited condensed combined pro forma statements of operations for the nine months ended September 30, 2003 and the year ended December 31, 2002, have been prepared to reflect our proposed acquisition of Roadway, the proceeds of the proposed offering, our recent offering of 5.0% contingent convertible senior notes due 2023 and the consummation of the currently contemplated bank financing related to the Roadway acquisition. The following unaudited condensed combined pro forma financial statements have been prepared based upon historical financial statements of Yellow and Roadway. We operate on a calendar quarter reporting basis. Roadway operates on 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter. Additionally, the unaudited condensed combined pro forma financial statements reflect certain balance sheet and statement of operations reclassifications made to conform Roadway’s presentations to our presentations. The unaudited condensed combined pro forma financial statements should be read in conjunction with:

•	our historical audited consolidated financial statements for the year ended December 31, 2002, and our historical unaudited condensed consolidated financial statements as of September 30, 2003 and for the nine months ended September 30, 2003, and

•	the historical audited consolidated financial statements of Roadway for the year ended December 31, 2002, and their historical unaudited condensed consolidated financial statements as of September 13, 2003 and for the thirty-six week period (three quarters) ended September 13, 2003.

The unaudited condensed combined pro forma balance sheet was prepared by combining our historical unaudited condensed consolidated balance sheet as of September 30, 2003 and the historical unaudited condensed consolidated balance sheet as of September 13, 2003 for Roadway, adjusted to reflect our proposed acquisition of Roadway, the proceeds of the proposed offering, our recent offering of 5.0% contingent convertible senior notes due 2023 and the consummation of the currently contemplated bank financing as if each had occurred at September 30, 2003.

The unaudited condensed combined pro forma statements of operations were prepared using the historical consolidated statements of operations for both us and Roadway assuming the acquisition and related transactions had each occurred on January 1, 2002. The unaudited condensed combined pro forma statement of operations for the year ended December 31, 2002 was prepared by combining the historical audited consolidated statement of operations of us and the historical audited consolidated statement of income of Roadway for the year ended December 31, 2002. The unaudited condensed combined pro forma statement of operations for the nine months ended September 30, 2003 was prepared by combining the historical unaudited consolidated statement of operations of us for the nine month period ended September 30, 2003 and the historical unaudited consolidated statement of income of Roadway for the thirty-six week period (three quarters) ended September 13, 2003. The unaudited condensed combined pro forma statements of operations give effect to the costs associated with financing the acquisition, including interest expense and amortization of deferred financing costs associated with the proposed offering, our recent offering of 5.0% contingent convertible senior notes due 2023, the currently contemplated bank financing related to the Roadway acquisition and the impact of other purchase accounting adjustments.

The unaudited condensed combined pro forma financial statements are prepared for illustrative purposes only, and are not necessarily indicative of the operating results or financial position that would have occurred if the acquisition transaction described above had been consummated at the beginning of the periods or the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The unaudited condensed combined pro forma financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential cost savings or the impact of one-time charges that may result from the proposed Roadway acquisition or the result of final valuations of tangible and intangible assets and liabilities.

The process of valuing Roadway’s tangible and intangible assets and liabilities as well as evaluating accounting policies for conformity is still in the preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized. Following closing of the acquisition, we will finalize the process of determining the fair value at the date of acquisition of the tangible and intangible assets and liabilities of Roadway. As a result of this process, we anticipate that a portion of the amount classified as goodwill in the pro forma financial statements, which in accordance with Statement of Financial Accounting Standards No. 142 will not be amortized, will be reclassified to the tangible and identified intangible assets and liabilities acquired, based on their estimated fair values at the date of acquisition. These tangible and identified intangible assets will be depreciated and amortized over their estimated useful lives. As a result, the actual amount of depreciation and amortization expense may be materially different from that presented in the unaudited condensed combined pro forma statements of operations and the effects cannot be quantified at this time.

The Roadway acquisition had not been consummated as of the preparation of these unaudited condensed combined pro forma financial statements.

Unaudited Condensed Combined Pro Forma Balance Sheet

At September 30, 2003

	Historical		Pro Forma
	Yellow	Roadway (at September 13, 2003)	Adjustments		Combined
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$226,514	$132,894	$(490,395)	(1)	$38
			130,000	(2)
			175,000	(3)
			36,000	(4)
			(100,000)	(5)
			(77,360)	(6)
			(2,250)	(6)
			(30,365)	(7)
Accounts receivable, net	372,761	241,975	25,000	(8)	739,736
			100,000	(5)
Prepaid expenses and other	30,856	48,125	(27,704)	(9)	51,277

Total current assets	630,131	422,994	(262,074)		791,051

Property and equipment, at cost	1,717,322	1,509,280	220,000	(10)	2,428,666
			(1,017,936)	(11)
Less: accumulated depreciation	(1,137,938)	(1,017,936)	1,017,936	(11)	(1,137,938)

Net property and equipment	579,384	491,344	220,000		1,290,728

Goodwill	20,603	285,874	788,220	(1)	808,823
			(285,874)	(12)
Deferred income taxes		37,015	(37,015)	(9)	—
Other assets	45,105	46,186	21,020	(6)	99,991
			(4,890)	(6)
			(7,430)	(7)

Total Assets	$1,275,223	$1,283,413	$431,957		$2,990,593

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$96,753	$187,924	$(73,409)	(13)	$211,268
Wages, vacations and employees’ benefits	166,448	125,863			292,311
Other current and accrued liabilities	127,723	52,510	(27,704)	(9)	220,309
			(3,379)	(9)
			73,409	(13)
			(2,250)	(6)
ABS borrowings	50,000		36,000	(4)	86,000
Current maturities of long-term debt	5,008	6,441	(6,441)	(7)	5,008

Total current liabilities	445,932	372,738	(3,774)		814,896

Long-term liabilities:
Long-term debt, less current portion	263,963	248,924	130,000	(2)	821,289
			175,000	(3)
			(23,924)	(7)
			27,326	(14)
Claims and other liabilities	76,200	61,191	35,700	(15)	173,091
Accrued pension and postretirement health care	58,308	146,582	50,800	(16)	255,690
Deferred income taxes	27,285	10,393	13,116	(9)	50,794

Total long-term liabilities	425,756	467,090	408,018		1,300,864

Total shareholders’ equity	403,535	443,585	472,742	(1)	874,833
			(443,585)	(17)
			(1,444)	(18)

Total Liabilities and Shareholders’ Equity	$1,275,223	$1,283,413	$431,957		$2,990,593

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Year Ended December 31, 2002

	Historical		Pro Forma
	Yellow	Roadway	Adjustments		Combined
	(in thousands, except per share data)

Revenue	$2,624,148	$3,010,776	$3,000	(8)	$5,637,924

Operating expenses:
Salaries, wages and employees’ benefits	1,717,382	1,934,482			3,651,864
Operating expenses and supplies	385,522	479,415	(2,154)	(13)	862,783
Operating taxes and licenses	75,737	76,662			152,399
Claims and insurance	57,197	63,621			120,818
Depreciation and amortization	79,334	75,786	2,154	(13)	157,174
			(100)	(19)
Purchased transportation	253,677	289,612			543,289
(Gains) losses on property disposals, net	425	(650)			(225)
Spin-off and reorganization charges	8,010	—			8,010

Total operating expenses	2,577,284	2,918,928	(100)		5,496,112

Operating income	46,864	91,848	3,100		141,812

Interest expense	7,211	23,268	3,249	(13)	59,642
			25,914	(21)
ABS facility charges	2,576	3,688	(6,264)	(21)	—
Other, net	(509)	2,855	(3,249)	(13)	(903)

Nonoperating expenses, net	9,278	29,811	19,650		58,739

Income from continuing operations before income taxes	37,586	62,037	(16,550)		83,073
Income tax provision	13,613	26,895	(6,620)	(22)	33,888

Income from continuing operations	$23,973	$35,142	$(9,930)		$49,185

Earnings per share from continuing operations:
Basic	$0.86	$1.90			$1.03
Diluted	0.84	1.85			1.02
Average common shares outstanding:
Basic	28,004	18,507			47,661
Diluted	28,371	18,999			48,028

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Nine Months Ended September 30, 2003

	Historical		Pro Forma
	Yellow	Roadway (for the three quarters ended September 13, 2003)	Adjustments		Combined
	(in thousands, except per share data)

Revenue	$2,165,251	$2,247,192	$6,900	(8)	$4,419,343

Operating expenses:
Salaries, wages and employees’ benefits	1,386,061	1,420,832			2,806,893
Operating expenses and supplies	320,341	382,846	(453)	(13)	702,734
Operating taxes and licenses	59,510	57,069			116,579
Claims and insurance	39,972	44,774			84,746
Depreciation and amortization	62,206	50,827	453	(13)	113,411
			(75)	(19)
Purchased transportation	213,971	227,755			441,726
(Gains) losses on property disposals, net	422	(4,227)			(3,805)
Acquisition, spin-off and reorganization charges	864	24,337	(24,337)	(20)	864

Total operating expenses	2,083,347	2,204,213	(24,412)		4,263,148

Operating income	81,904	42,979	31,312		156,195

Interest expense	11,796	14,616	3,174	(13)	45,087
			15,501	(21)
ABS facility charges	—	2,539	(2,539)	(21)	—
Other, net	1,978	1,962	(3,174)	(13)	766

Nonoperating expenses, net	13,774	19,117	12,962		45,853

Income from continuing operations before income taxes	68,130	23,862	18,350		110,342
Income tax provision	26,775	12,790	7,340	(22)	46,905

Income from continuing operations	$41,355	$11,072	$11,010		$63,437

Earnings per share from continuing operations:
Basic	$1.40	$0.58			$1.29
Diluted	1.39	0.58			1.28
Average common shares outstanding:
Basic	29,578	19,018			49,235
Diluted	29,832	19,038			49,489

NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA

FINANCIAL STATEMENTS

(1)	The process of valuing Roadway’s tangible and intangible assets and liabilities as well as evaluating accounting policies for conformity is still in the preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized. These unaudited condensed combined pro forma financial statements are not necessarily indicative of the operating results or financial position that would have occurred had the proposed acquisition been consummated at the dates indicated, nor necessarily indicative of future operating results.

The purchase price for the Roadway acquisition is not fixed at this time. As described more fully in previous filings with the Securities and Exchange Commission, the exchange ratio is subject to adjustment if the 20-trading-day average closing price of Yellow common stock is not between $21.21 and $28.69 (the “collar”). If the 20-trading-day average is above or below the collar, the number of Yellow shares issued as part of the merger consideration and the value assigned to each share for purchase accounting purposes could increase or decrease significantly. The 20-trading-day average determined as of November 17, 2003 was $32.84, which is above the collar. To illustrate the potential impact on the purchase price if the 20-trading-day average remains above the collar at the time the Roadway acquisition is consummated, the table on the following page shows two different scenarios for the estimated purchase price.

20-trading-day average is within the collar—this is the scenario reflected in the unaudited condensed combined pro forma financial statements

Merger consideration of approximately $963.1 million, based on $24.00 cash consideration per Roadway share, an exchange ratio of 1.924 Yellow shares for each Roadway share and the assumption of a 50% cash, 50% stock election by Roadway shareholders. For purchase accounting purposes, the Yellow common stock component of the merger consideration was valued at $24.05 per share, which represents the simple average of the daily opening and closing trade prices for the period from July 3, 2003 through July 10, 2003, the period immediately surrounding the date of the announcement of the proposed merger.

20-trading-day-average is above the collar—illustrative scenario not reflected in the unaudited condensed combined pro forma financial statements

Merger consideration of approximately $1,038.4 million, based on $24.00 cash consideration per Roadway share, an exchange ratio of 1.681 Yellow shares for each Roadway share and the assumption of a 50% cash, 50% stock election by Roadway shareholders. For purchase accounting purposes, the Yellow common stock component of the merger consideration was valued at $31.91 per share, which represents the simple average of the daily opening and closing trade prices for the period from November 11, 2003 through November 17, 2003, a period immediately preceding the date of this document. The value per share eventually assigned to Yellow common stock for purchase accounting purposes would vary from this amount and would be based on the simple average of the daily opening and closing trade prices for the period two days before through two days after the point in time when the number of Yellow shares to be issued as merger consideration becomes fixed.

	Amounts Included in Pro Forma Financial Statements— 20-Trading- Day Average Closing Price Within the Collar		Illustrative Scenario— 20-Trading- Day Average Closing Price Above the Collar
	(in thousands)
Cash	$490,395		$490,395
Common stock (19.7 million and 17.2 million Yellow shares, respectively)	472,742		547,983

Total merger consideration	963,137		1,038,378
Acquisition and change of control costs	49,150		49,150

Total purchase price	1,012,287		1,087,528
Net tangible assets acquired at fair value	224,067	*	224,067	*

Costs in excess of net tangible assets of the acquired company (Goodwill)	$788,220	**	$863,461	**

*	Net tangible assets acquired at fair value is comprised of the following (in thousands):

Roadway historical net tangible assets at September 13, 2003		$157,711
Purchase accounting adjustments, as described in the following notes:
Merger-related expenses incurred by Roadway	(9,830)
Write-off of certain deferred financing costs	(7,430)
Conform revenue recognition policy	25,000
Adjust property and equipment to fair value	220,000
Adjust senior notes to fair value	(27,326)
Conform workers’ compensation policy	(35,700)
Adjustment to pension and postretirement health care liabilities	(50,800)
Current and deferred income taxes associated with purchase accounting adjustments	(47,558)

Total purchase accounting adjustments		66,356

Net tangible assets acquired at fair value		$224,067

**	Goodwill reflects the preliminary estimated adjustment for the costs in excess of net tangible assets of Roadway at estimated fair value. Subsequent to closing of the acquisition, we will be completing a study to determine the allocation of the total purchase price to the various tangible and intangible assets acquired and the liabilities assumed in order to allocate the purchase price. Management believes, on a preliminary basis, there may be identifiable intangible assets that will be assigned a fair value in the purchase price allocation. The sensitivity of the valuations regarding the above can be significant. Accordingly, as we conclude our evaluation of the assets acquired and liabilities assumed upon closing the acquisition, allocation of the purchase price among the tangible and intangible assets will be subject to change. Any such change may also impact results of operations.

(2)	Reflects gross proceeds of the proposed offering.

(3)	Reflects gross proceeds of $175.0 million of secured term loan borrowings under the currently contemplated bank financing related to the proposed acquisition.

(4)	Reflects additional borrowings under Yellow’s asset backed securitization (ABS) facility, including $20 million of secured indebtedness under its ABS facility that will not be necessary if the initial purchasers exercise in full their option to purchase up to $20 million aggregate principal amount of additional Notes in conjunction with the proposed offering.

(5)	Reflects the elimination of Roadway’s ABS facility as a component of the currently contemplated financing transactions. As Roadway’s ABS facility receives sales treatment for financial reporting purposes and is therefore not reflected on its balance sheets, elimination of that facility effectively brings accounts receivable back onto the balance sheet.

(6)	Represents costs associated with completing the proposed acquisition of Roadway, the proposed offering, our recent offering of 5.0% contingent convertible senior notes due 2023 and other currently contemplated bank financing related to the Roadway acquisition, as follows (in thousands):

	Estimated Total Costs		Costs Incurred as of September 30, 2003 (September 13, 2003 for Roadway)		Estimated Remaining Costs to be Incurred
Direct transaction costs, including investment banking, legal, accounting and other fees:
Yellow	$12,650		$4,890		$7,760
Roadway	11,900		2,070		9,830
Deferred debt issuance costs	29,100		8,080		21,020
Bridge financing costs	4,500		2,250	***	2,250
Debt prepayment penalties	2,300		2,300		—
Director, officer and fiduciary insurance premium costs	6,100	*	—		6,100
Change of control costs	30,400	**	—		30,400

Total	$96,950		$19,590		$77,360

*	This item represents the estimated cost to provide director, officer and fiduciary liability insurance coverage for Roadway directors, officers and employees for periods prior to the date of the proposed merger. In accordance with the merger agreement, this coverage will be provided for six years after the effective date of the proposed merger.

**	The change of control costs represent the estimated maximum cost of various change of control provisions for key Roadway executives.

***	As of September 30, 2003, this amount had been accrued but not paid.

(7)	Reflects the payoff of certain existing indebtedness in conjunction with the currently contemplated bank financing and the write-off of deferred financing costs.

(8)	Represents the adjustment necessary to conform Roadway’s revenue recognition policy to the policy used by Yellow.

(9)	Represents the impact on currently payable and deferred income taxes of the pro forma adjustments presented.

(10)	Represents the net adjustment to Roadway’s property and equipment based on initially estimated fair values.

(11)	Represents the elimination of Roadway’s historical accumulated depreciation.

(12)	Represents the elimination of the historical goodwill of Roadway.

(13)	Reflects certain balance sheet and statement of operations reclassifications made to conform Roadway’s presentation to the presentation used by Yellow.

(14)	Represents an increase in the fair value of Roadway’s senior notes based on current market prices.

(15)	Represents the estimated adjustment necessary to conform Roadway’s workers’ compensation accrual policy to the policy used by Yellow.

(16)	Represents the estimated adjustment necessary to eliminate previously unrecognized gains or losses, prior service cost, and transition assets or obligations related to Roadway’s defined benefit pension and postretirement health care benefit plans for employees not covered by collective bargaining agreements.

(17)	Represents the elimination of Roadway’s historical shareholders’ equity balances.

(18)	Represents the after-tax impact of bridge financing costs associated with completing the currently contemplated bank financing.

(19)	Adjustment to record lower depreciation expense on the new basis of Roadway’s property and equipment. The fair value of longer-lived assets increased while the fair value of shorter-lived assets decreased.

(20)	Adjustment to eliminate the expense related to the vesting of restricted stock awards, other compensation and transaction fees associated with the acquisition of Roadway by Yellow that were recognized on Roadway’s historical Statement of Consolidated Income for the thirty-six weeks ended September 13, 2003.

(21)	Adjustment to record additional interest expense and amortization of deferred financing costs on borrowings related to the proposed offering, our recent offering of 5.0% contingent convertible senior notes due 2023 and other currently contemplated bank financing related to the proposed acquisition. The estimated weighted average annual interest rate of the completed and currently contemplated debt structure is 6.2%. A 1/8th% change in the variable interest rates associated with these borrowings would have a $0.3 million effect on annual interest expense. A $10.0 million change in the amount of borrowings necessary to finance the proposed acquisition would have a $0.4 million effect on annual interest expense.

(22)	Adjustment to record the income tax impact of the pro forma adjustments at an effective income tax rate of 40.0%.